UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CASCADIAN THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

VALLEY ACQUISITION SUB, INC.

a wholly owned subsidiary of

SEATTLE GENETICS, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

14740B606

(CUSIP Number of Class of Securities)

Jean Liu

Executive Vice President, Legal Affairs & General Counsel

Seattle Genetics, Inc.

21823 30th Drive SE

Bothell, Washington 98021

(425) 527-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Krishna Veeraraghavan

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer (the “Offer”) by Valley Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Seattle Genetics, Inc., a Delaware corporation (“Seattle Genetics”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Cascadian Therapeutics, Inc. (“Cascadian Therapeutics”), a Delaware corporation, at a price of $10.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, to be commenced pursuant to an Agreement and Plan of Merger, dated as of January 30, 2018, by and among Purchaser, Seattle Genetics, and Cascadian Therapeutics.

ADDITIONAL INFORMATION

The tender offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Cascadian Therapeutics or any other securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Purchaser and Cascadian Therapeutics will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer with the SEC. The offer to purchase Shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Purchaser, and the solicitation/recommendation statement will be filed with the SEC by Cascadian Therapeutics. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the tender offer, which will be named in the tender offer statement.

Item 12. Exhibits

Exhibit No.	Description

Exhibit 99.1	Conference call transcript

Exhibit 99.2	Email sent to Cascadian Therapeutics Employees on January 31, 2018

Exhibit 99.3	Email sent to Seattle Genetics Employees on January 31, 2018

Exhibit 99.4	Tweet from Seattle Genetics, January 31, 2018

Exhibit 99.5	LinkedIn posting by Seattle Genetics, January 31, 2018